UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Cavalier Homes, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

149507105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON LEGACY HOUSING, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 155,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 155,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

1           See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON GPLH, LC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 155,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 155,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON OO

1           See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON SHIPLEY BROTHERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 629,500
	8	SHARED VOTING POWER 155,000
	9	SOLE DISPOSITIVE POWER 629,500
	10	SHARED DISPOSITIVE POWER 155,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,500[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

1           See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON K-SHIPLEY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 784,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 784,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,500[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

1           See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON D-SHIPLEY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 784,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 784,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,500[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

1           See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON B-SHIPLEY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 784,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 784,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,500[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

1           See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON FEDERAL INVESTORS SERVICING, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 137,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 137,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

1           See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON FEDERAL INVESTORS MANAGEMENT, L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 137,200
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 137,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON OO

1           See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON KENNETH E. SHIPLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 921,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 921,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,700[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

1           See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON CURTIS D. HODGSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 669,600
	8	SHARED VOTING POWER 155,000
	9	SOLE DISPOSITIVE POWER 669,600
	10	SHARED DISPOSITIVE POWER 155,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 824,600[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

1           See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON DOUGLAS M. SHIPLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 784,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 784,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,500[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

1           See Item 5.

CUSIP NO. 149507105

1	NAME OF REPORTING PERSON BILLY G. SHIPLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 784,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 784,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,500[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

1           See Item 5.

CUSIP NO. 149507105

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement described and defined in Item 4, Curtis D.  Hodgson withdrew his nomination of Michael R. O’Connor for election as directors of the Issuer at the 2009 Meeting.  As a result, Mr. O’Connor terminated his obligation to act in concert with the other Reporting Persons with respect to the Issuer effective May 13, 2009.  Accordingly, Mr. O’Connor is no longer a member of the Section 13(d) group and will cease to be a Reporting Person immediately after the filing of this statement.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons, in the aggregate, have invested $2,444,794.03 in the Issuer. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of Legacy, Shipley LTD and Federal Servicing and the personal funds of Curtis Hodgson.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 13, 2009, the Issuer and the members of the Cavalier Homes Committee for Change (the “Committee”) including, Legacy, GPLH, Shipley LTD, K-Shipley, D-Shipley, B-Shipley, Federal Servicing, Federal Management, Kenneth E. Shipley, Curtis D. Hodgson, Douglas M. Shipley, Billy G. Shipley and Michael R. O’Connor entered into an agreement (the “Settlement Agreement”) to settle the proxy contest pertaining to the election of directors to the Board at the 2009 Meeting.

Pursuant to the terms of the Settlement Agreement, the parties agreed to, effective May 13, 2009, among other things, the following:

•       The Issuer has agreed to (i) increase the number of seats on its Board from eight to ten, (ii) appoint Curtis D. Hodgson and Kenneth E. Shipley (the “New Directors”) to serve as directors of the Issuer for a term to end no earlier than the 2009 Meeting, and (iii) nominate the New Directors, along with the current members of the Issuer’s Board, for election as directors of the Issuer for terms expiring at the Issuer’s 2010 Annual Meeting of Stockholders (the “2010 Meeting”) or until their successors are duly elected and qualified;

•       The Issuer has agreed that its Board will recommend that the Issuer’s stockholders vote in favor of and solicit proxies for the New Directors at the 2009 Meeting;

•       The Issuer has agreed not to increase the size of the Board to more than ten directors at any time before the 2010 Meeting unless approved by a majority of independent directors and at least one of the New Directors;

CUSIP NO. 149507105

•       Until the second anniversary of the Settlement Agreement, if any director who is not a New Director retires from the Board as a result of such director having reached his seventieth birthday, any vacancy on the Board created by such retirement shall not be filled;

•       In the event that any New Director leaves the Board prior to the 2010 Meeting, the Committee shall be entitled to recommend to the Board replacement director(s), and the Board shall not unreasonably withhold acceptance of any such replacement director(s);

•       The members of the Committee will end their efforts to elect Michael R. O'Connor to the Board and have agreed to immediately cease all efforts related to their own proxy solicitation;

•       The Issuer has agreed to reimburse the members of the Committee for its actual out-of-pocket expenditures relating to the proxy contest, up to a maximum reimbursable amount of $200,000; and

•       Both the Issuer and the members of the Committee have agreed to a mutual release of claims in connection with the proxy contest.

The foregoing description of the Settlement Agreement is not complete and is qualified in its entirety by reference to its full text.  A copy of the Settlement Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.  Pursuant to the terms of the Settlement Agreement, a press release was issued on May 14, 2009 (the “Press Release”), announcing the execution of the Settlement Agreement.  A copy of the Press Release is filed as Exhibit 99.2 hereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 17,598,380 shares of Common Stock outstanding, as of April 23, 2009, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 24, 2009.

(a, b)      As of the date hereof, Legacy beneficially owns 155,000 shares of Common Stock, constituting approximately 0.9% of the Issuer’s outstanding shares of Common Stock.

Legacy has the sole power to vote and dispose of the 155,000 shares of Common Stock it holds.

In addition, Legacy, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Legacy specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of its pecuniary interest therein.

(a, b)      As of the date hereof, Shipley LTD beneficially owns 629,500 shares of Common Stock.  As the manager of GPLH, Shipley LTD may also be deemed to beneficially own the 155,000 shares of Common Stock held by Legacy, constituting (together with the shares of Common Stock owned directly by Shipley LTD) an aggregate of 784,500 shares of Common Stock or approximately 4.5% of the Issuer’s outstanding shares of Common Stock.

CUSIP NO. 149507105

Shipley LTD has the sole power to vote and dispose of the 629,500 shares of Common Stock it holds and, as a manager of GPLH, the shared power to vote and dispose of the 155,000 shares of Common Stock held by Legacy.

In addition, Shipley LTD, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Shipley LTD specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of its pecuniary interest therein.

(a, b)      As of the date hereof, Federal Servicing beneficially owns 137,200 shares of Common Stock, constituting approximately 0.8% of the Issuer’s outstanding shares of Common Stock.

Federal Servicing has the sole power to vote and dispose of the 137,200 shares of Common Stock it holds.

In addition, Federal Servicing, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Federal Servicing specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of its pecuniary interest therein.

(a, b)      As of the date hereof, Curtis D. Hodgson beneficially owns 669,600 shares of Common Stock.  As a manager of GPLH, Curtis D. Hodgson may also be deemed to beneficially own the 155,000 shares of Common Stock held by Legacy, constituting (together with the shares of Common Stock owned directly by Curtis D. Hodgson) an aggregate of 824,600 shares of Common Stock or approximately 4.7% of the Issuer’s outstanding shares of Common Stock.

Curtis D. Hodgson has the sole power to vote and dispose of the 669,600 shares of Common Stock he holds and, as a manager of GPLH, the shared power to vote and dispose of the 155,000 shares of Common Stock held by Legacy.

In addition, Curtis D. Hodgson, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Curtis D. Hodgson specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

(a, b)      As of the date hereof, GPLH, as the general partner of Legacy, may be deemed to beneficially own the 155,000 shares of Common Stock held by Legacy, constituting approximately 0.9% of the Issuer’s outstanding shares of Common Stock.

GPLH, as the general partner of Legacy, has the shared power to vote and dispose of the 155,000 shares of Common Stock held by Legacy.

In addition, GPLH, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  GPLH specifically disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

CUSIP NO. 149507105

(a, b)      As of the date hereof, K-Shipley, D-Shipley and B-Shipley, as the general partners of Shipley LTD, may each be deemed to beneficially own the 629,500 Shares of Common Stock held by Shipley LTD and the 155,000 shares of Common Stock held by Legacy, constituting an aggregate of 784,500 shares of Common Stock or approximately 4.5% of the Issuer’s outstanding shares of Common Stock.

K-Shipley, D-Shipley and B-Shipley, as the general partners of Shipley LTD, have the shared power to vote and dispose of the 629,500 shares of Common Stock held by Shipley LTD and the 155,000 shares of Common Stock held by Legacy.

In addition, each of K-Shipley, D-Shipley and B-Shipley, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Each of K-Shipley, D-Shipley and B-Shipley specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of its pecuniary interest therein.

(a, b)      As of the date hereof, Federal Management, as the general partner of Federal Servicing, may be deemed to beneficially own the 137,200 shares of Common Stock held by Federal Servicing, constituting approximately 0.8% of the Issuer’s outstanding shares of Common Stock.

Federal Management, as the general partner of Federal Servicing, has the shared power to vote and dispose of the 137,200 shares of Common Stock held by Federal Servicing.

In addition, Federal Management, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Federal Management specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of its pecuniary interest therein.

(a, b)      As of the date hereof, Kenneth E. Shipley, as the manager of Federal Management, manager of GPLH and sole member and manager of K-Shipley, may be deemed to beneficially own the 155,000, 629,500 and 137,200 shares of Common Stock held by Legacy, Shipley LTD and Federal Servicing, respectively, constituting an aggregate of 921,700 shares of Common Stock or approximately 5.2% of the Issuer’s outstanding shares of Common Stock.

Kenneth E. Shipley, as the manager of Federal Management, manager of GPLH and sole member and manager of K-Shipley, has the shared power to vote and dispose of the 921,700 shares of Common Stock held by Legacy, Shipley LTD and Federal Servicing.

In addition, Kenneth E. Shipley, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Kenneth E. Shipley specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

CUSIP NO. 149507105

(a, b)      As of the date hereof, Douglas M. Shipley, as the sole member and manager of D-Shipley, may be deemed to beneficially own the 155,000 and 629,500 shares of Common Stock held by Legacy and Shipley LTD, respectively, constituting an aggregate of 784,500 shares of Common Stock or approximately 4.5% of the Issuer’s outstanding shares of Common Stock.

Douglas M. Shipley, as the sole member and manager of D-Shipley, has the shared power to vote and dispose of the 784,500 shares of Common Stock held by Shipley LTD and Legacy.

In addition, Douglas M. Shipley, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Douglas M. Shipley specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

(a, b)      As of the date hereof, Billy G. Shipley, as the sole member and manager of B-Shipley, may be deemed to beneficially own the 155,000 and 629,500 shares of Common Stock held by Legacy and Shipley LTD, respectively, constituting an aggregate of 784,500 shares of Common Stock or approximately 4.5% of the Issuer’s outstanding shares of Common Stock.

Billy G. Shipley, as the sole member and manager of B-Shipley, has the shared power to vote and dispose of the 784,500 shares of Common Stock held by Shipley LTD and Legacy.

In addition, Billy G. Shipley, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned in the aggregate by the other members of the group reported herein.  Billy G. Shipley specifically disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

(c)         Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 2. All of such transactions were effected in the open market.

(d)         No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)         Not applicable.

CUSIP NO. 149507105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 13, 2009, the Issuer and the members of the Committee entered into the Settlement Agreement as discussed in further detail in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1
Settlement Agreement, dated as of May 13, 2009, by and between Cavalier Homes, Inc. and the members of the Cavalier Homes Committee for Change including, Legacy Housing, LTD., GPLH, LC, Shipley Brothers, LTD., K-Shipley, LLC, D-Shipley, LLC, B-Shipley, LLC, Federal Investors Servicing, LTD, Federal Investors Management, L.C., Kenneth E. Shipley, Curtis D. Hodgson, Douglas M. Shipley, Billy G. Shipley and Michael R. O’Connor.

Exhibit 99.2	Press release dated May 14, 2009.

CUSIP NO. 149507105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2009

LEGACY HOUSING, LTD.

By:	GPLH, LC, its general partner

By:	/s/ Kenneth E. Shipley
	Name:	Kenneth E. Shipley
	Title:	President

GPLH, LC

By:	/s/ Kenneth E. Shipley
	Name:	Kenneth E. Shipley
	Title:	President

SHIPLEY BROTHERS, LTD.

By:	K-Shipley, LLC, its general partner

By:	/s/ Kenneth E. Shipley
	Name:	Kenneth E. Shipley
	Title:	President

K-SHIPLEY, LLC

By:	/s/ Kenneth E. Shipley
	Name:	Kenneth E. Shipley
	Title:	President

D-SHIPLEY, LLC

By:	/s/ Douglas M. Shipley
	Name:	Douglas M. Shipley
	Title:	President

B-SHIPLEY, LLC

By:	/s/ Billy G. Shipley
	Name:	Billy G. Shipley
	Title:	President

CUSIP NO. 149507105

FEDERAL INVESTORS SERVICING, LTD.

By:	Federal Investors Management, L.C., its general partner

By:	/s/ Kenneth E. Shipley
	Name:	Kenneth E. Shipley
	Title:	Manager

FEDERAL INVESTORS MANAGEMENT, L.C.

By:	/s/ Kenneth E. Shipley
	Name:	Kenneth E. Shipley
	Title:	Manager

/s/ Kenneth E. Shipley
KENNETH E. SHIPLEY

/s/ Curtis D. Hodgson
CURTIS D. HODGSON

/s/ Douglas M. Shipley
DOUGLAS M. SHIPLEY

/s/ Billy G. Shipley
BILLY G. SHIPLEY

CUSIP NO. 149507105

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase

Curtis D. Hodgson

(3,000)	1.5727	04/20/2009
(3,500)	1.5923	04/21/2009
(1,500)	1.6075	04/22/2009
(1,500)	1.6055	04/24/2009
(500)	1.6200	04/27/2009
(5,300)	2.0034	05/01/2009
(29,700)	1.7306	05/04/2009
(39,000)	1.6703	05/05/2009
(10,400)	1.7004	05/06/2009

Shipley Brothers, LTD.

(7,592)	2.0726	05/01/2009
(300)	1.6900	05/07/2009

Federal Investors Servicing, LTD

4,200	1.4200	03/23/2009